

Mail Stop 4720   March 15, 2011

Mr. Andrew Fromkin
Chief Executive Officer
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, Massachusetts 02458

> **Re: Clinical Data, Inc.**
> **Preliminary Merger Proxy Statement**
> **Filed March 8, 2011**
> **File No. 000-12716**

Dear Mr. Fromkin:

We have limited our review of your filing solely to compliance with comments issued by the Office of Mergers and Acquisitions pertaining to the transaction that is the subject of the referenced proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director